UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

Commission File Number 0-29338

APT SATELLITE HOLDINGS LIMITED

(Registrant’s name)

22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                     Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

APT SATELLITE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)

Transaction with National Astronomical Observatories
of the Chinese Academy of Sciences

APT HK, a wholly-owned subsidiary of the Company, entered into an utilization agreement with NAOC pursuant to which APT HK will provide the services of transponders to NAOC for the remaining life of APSTAR I for an aggregate fee of US$4,000,000 (approximately HK$31,200,000) and an annual management fee of US$300,000 (approximately HK$2,340,000).

The announcement is made pursuant to the Company’s general disclosure obligation under rule 13.09 of the Listing Rules.

The board of directors of the Company announced that APT HK, a wholly-owned subsidiary of the Company, entered into an utilization agreement with NAOC.

Utilization Agreement dated 22 October 2004

Parties:	Operator: APT HK
Customer: NAOC, an independent third party not being a connected person of the Company (as defined under rule 14A.11 of the Listing Rules)

Subject matter and tenure:	• utilize of up to 24 C-band transponders of APSTAR I for the remaining life (provided that at least 16 transponders for the first 2 years of the utilization and at least 12 transponders for the third year of the utilization functioning properly)
• provide satellite management services via the Company’s Telemetry Tracking & Control station located at Tai Po, Hong Kong

Commencement of the utilization:	Upon payment of the deposit by NAOC and APSTAR I reaches the orbit as designated by NAOC

Fees:	Fee for utilizing of the transponders:
an aggregate fee of US$4,000,000 (approximately HK$31,200,000)

Annual management fee:
US$300,000 (approximately HK$2,340,000)

Payment Terms:	Fee for utilizing of the transponders
	•	Deposit of US$400,000 payable within 5 business days from the date of the agreement (non-refundable in case of breach of contract by NAOC)
	•	Final payment of US$3,600,000, payable on or before 31 December 2005 (refundable pro rata to the date of non-usage in case the life of the satellite is less than 3 years, unless voluntarily terminated by NAOC)

Annual management fee
	•	First year utilization — US$300,000, payable on or before 31 December 2005
	•	Second year onward — US$300,000, pro rated according to actual day of utilization, payable on or before 31 May for the relevant calendar year

Ownership of APSTAR I:	APT HK
APT HK will take out the relevant third party liabilities insurance at the request and expense of NAOC

Termination:	•	APSTAR I fails to be maintained within the designated orbit
	•	major breach or default by either parties

Basis of consideration

The utilization fee for the remaining life of APSTAR I is determined after arm’s length negotiation between the parties (taking into account the estimated life of 3 years of at least 16 transponders). The annual management fee is determined with reference to other management fee charged by APT HK against third parties customers.

Reasons and benefit of the transaction

The satellite services offered by APSTAR I has been replaced by APSTAR V since its launch on 29 June 2004. The audited book value of APSTAR I was HK$43,932,000 as at 31 December 2003 and the unaudited book value was HK$nil as at 30 June 2004. The value of ASPTAR I has been depreciated pursuant to straight-line depreciation method throughout the estimated operational life. Nevertheless, there are at least 24 C-band transponders which APT HK can still provide limited services until the end of APSTAR I’s life. To maximise the return to the Company, APT HK, the owner of APSTAR I, entered into the utilization agreement with NAOC. Given the above circumstances, it is expected that a substantial portion of the utilization fee and the management fee will contribute to the profits of the Company.

The directors of the Company are of the view that the transaction has been conducted in the ordinary and usual course of business of APT HK, on normal commercial terms and the terms of the transaction are fair and reasonable and in the interests of the shareholders of the Company as a whole.

General

Principal business activities carried out by the Company:
The Company and its subsidiaries are engaged in the provision of satellite transponder services for the international and Asia-Pacific broadcasting and telecommunications sectors.

Principal business activities of NAOC:
NAOC conducts astronomical observations, theoretical astronomical work and fundamental astronomy-orientated high-technology research.

Definitions

Terms used in this announcement has the following meanings:-

“APT HK”	APT Satellite Company Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company
“APSTAR I”	A satellite based on a Boeing BSS-376 model satellite with 24 C-band transponders, which will be operated in inclined orbit mode
“Company”	APT Satellite Holdings Limited
“HK$”	Hong Kong dollars
“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“NAOC”	National Astronomical Observatories of the Chinese Academy of Sciences
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“US$”	United States dollars

                                        By Order of the Board
                                        Dr. Brian Lo
                                        Company Secretary

Hong Kong, 27th October, 2004

The Directors as at the date of this announcement are as follows:

Executive Directors: Non-Executive Directors:	Chen Zhaobin and Tong Xudong
Liu Ji Yuan (Chairman), Zhang Hainan (Deputy Chairman), Lim Toon, Wu Zhen Mu, Tay Chek Khoon, Yin Yen-liang, Tseng Ta-mon (Alternate Director to Yin Yen-liang) and Lim Wee Seng (Alternate Director to Lim Toon and Tay Chek Khoon)
Independent Non-Executive Directors:	Yuen Pak Yiu, Philip, Huan Guocang and Lui King Man

FORWARD LOOKING STATEMENTS

     This report contains statements and other information made by or on behalf of APT Satellite Holdings Limited (the “Company”) that constitute “forward-looking” statements within the meaning of Private Securities Litigation Reform Act of 1995. Statements that are not historical facts are forward-looking statements. By their nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and actual results could be materially different from those expressed or implied by forward-looking statements.

     Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward statements herein may include, without limitation, statements relating to the Company’s expectations, plans, objectives or goals relating to (i) its operations and financial results; (ii) launch schedules and anticipated transponder utilization; (iii) the technical capabilities of the APSTAR System; (iv) customer demand for the Company’s system; (v) strategic relationships that impact its operations; (vi) its funding needs and sources; (vii) satellite communications regulatory matters; (viii) the pricing of its services, (ix) its competitors and their services; and (x) actions of the Company’s suppliers, vendors and service providers.

     The Company cautions you that a number of important factors could cause the Company’s results of operations to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) technological risks related to the development, operation and maintenance of various components of the APSTAR System; (ii) delays and cost overruns related to the construction, deployment and maintenance of the Company’s APSTAR System; (iii) risks related to the operation and maintenance of the Company’s new satellites, APSTAR V and APSTAR VI; (iv) competition from other satellite operators and a number of existing satellite systems that provide similar services in various markets.; (v) actions taken by regulators with respect to the Company’s business and practices in one or more of the countries in which the Company conducts its operations; (vi) the Company’s capital structure and its ability to maintain sufficient liquidity and access capital markets; (vii) customer demand for the services of the Company’s satellite transponders and the perceived overall value of these services by customers; (viii) the ability to increase market share and control expenses; (ix) the ability of counterparties to meet their obligations to the Company; (x) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which the Company conducts its operations; (xi) the effects of changes in laws, regulations or accounting policies or practices; (xiv) the ability to retain and recruit qualified personnel; (xii) the strength of the global economy in general and the strength of the economies of the countries in which the Company conducts its operations in particular; (xiii) political and social developments, including war, civil unrest or terrorist activity; and (xiv) the Company’s success at managing the risks involved in the foregoing.

     The Company cautions you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors as well as the risks identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission. These and other factors could result in the forward-looking statements proving to be inaccurate and may materially affect the Company’s operations. The Company does not undertake any obligation to publicly release any revisions to the forward-looking statements contained in this report, or to update them to reflect events or circumstances occurring after the date of this report, or to reflect the occurrence of unanticipated events.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

     Date: October 28, 2004.

APT Satellite Holdings Limited
By:	/s/ Chen Zhaobin
Chen Zhaobin
Executive Director and President